

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 17, 2017

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima
Reconquista 1088, 7th Floor
Ciudad Autónoma de Buenos Aires, Argentina
Zip Code C1003ABQ

> **Re:** **Loma Negra Compañía Industrial Argentina Sociedad Anónima**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 12, 2017**
> **File No. 333-220347**

Dear Mr. Gradin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

General

1. Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

Voting Rights, page 207

2. We reissue the first bullet of comment 1. Please make clear any timelines by which you will endeavor to provide notice to the depositary. We note paragraphs 2.10 and 5.6 of Exhibit 4.1.

Exhibit 5.1

3. Please have counsel revise or remove the assumption (g) in paragraph three of its opinion.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: John R. Vetterli, Esq.
       John P. Guzman, Esq.